Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

May 6, 2024

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Aether Infrastructure & Natural Resources Fund (the “Fund”)
Initial Registration Statement on Form N-2
File Nos. 333-277475 and 811-23942

Dear Mr. Be,

The following responds to the comments provided via email on April 2, 2024, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General

1.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges and understands the Staff’s comment.

2.	Comment: Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement.

Response: The Fund filed exemptive applications for (i) co-investment relief on April 1, 2024 (SEC Accession No. 0001999371-24-004300); and (ii) multi-class relief on March 27, 2024 (SEC Accession No. 0001999371-24-003991). The Fund does not intend to seek any other exemptive relief.

3.	Comment: Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

Response: The Fund has presented test the waters material that was shared with Institutional Accredited Investors in order to assess their interest in the possible offering.

4.	Comment: As a general matter, the prospectus disclosure, including the Fund Summary, Investment Objective and Strategies, and Principal Risk Factors, contain a significant number of lengthy imbedded lists. Please revise throughout using plain English principles to enhance its readability. See Rule 421(d) under the Securities Act of 1933 (“Securities Act”); Office of Investor Education, A Plain English Handbook: How to create clear SEC disclosure documents (August 1998) (“Plain English Handbook”).

Response: The Fund confirms that it has revised the disclosure in the Revised Registration Statement accordingly to enhance readability where applicable.

Prospectus

Cover Page

5.	Comment: Please revise the cover page to specify the anticipated timing of the Fund’s initial repurchase offer (which, under Rule 23c-3, must occur no later than two periodic intervals after the effective date of the registration statement). Please also include a cross-reference to the sections of the prospectus that discuss the risks relating to the Fund’s repurchase policies. For additional information, consider Guide 10 to Form N-2.

Response: The requested changes have been made in the Revised Registration Statement.

6.	Comment: Please add the following bullet disclosure to the list of bullet points on the cover page, if true: “The amount of distributions that the Fund may pay, if any, is uncertain.”

Response: The requested change has been made in the Revised Registration Statement.

Cover Page

7.	Comment: The disclosure in footnote 1 to the Sales Load/Proceeds to the Fund table indicates that the underwriter will offer shares on a “commercially reasonable efforts basis.” The disclosure under Distributor on page 39 indicates that the underwriter will distribute the shares on a “best efforts basis.” These two terms appear to require different levels of efforts by the underwriter. Accordingly, please harmonize the terms to reflect the level of effort provided in the underwriting agreement.

Response: The Fund confirms that the distributor will offer shares on a “best efforts basis” and that the above-referenced disclosure has been updated accordingly in the Revised Registration Statement.

Fund Summary

The Investment Adviser (page 7)

8.	Comment: Briefly explain what the term “committed capital” means and how it relates to, or differs from, assets under management.

Response: The above-referenced disclosure has been revised as follows in the Revised Registration Statement: “As of December 31, 2023, the Investment Adviser has managed more than $1.6 billion in committed capital from investors (e.g., the amount of money that an investor has contractually agreed to contribute to an investment fund managed by the Investment Adviser).”

Prospectus

Investment Strategies (page 4)

9.	Comment: Disclose the types of data and analysis that the Fund will use to select its portfolio investments from the stated universe of possible investments.

Response: The requested disclosure has been added to the new “Investment Process and Monitoring” section of the Prospectus in the Revised Registration Statement.

10.	Comment: Please revise your strategy-related disclosures to address how the Fund sources, diligences, structures, and monitors its private investments. In addition, please address the Fund’s strategies for dealing with under- and non-performing investments. Revised disclosure should address the Adviser’s experience and capabilities. In addition, please address any portfolio construction parameters such as position and sector limits, and similar considerations. Please provide this disclosure in Summary fashion here and in greater detail later in your prospectus.

Response: The requested disclosure has been added to the new “Investment Process and Monitoring” section of the Prospectus in the Revised Registration Statement.

11.	Comment: The disclosure indicates that the Fund intends to invest in “co-investments.” Briefly explain what a “co-investment” means in this context. For example, would these be co- investments with affiliated parties or unaffiliated parties? What is the significance of the co- investor’s role to the type of investment the Fund intends to make? To the extent this term is in reference to co-investments with affiliates, will the Fund not make investments in this category until exemptive relief is obtained?

Response: The Fund confirms that such co-investments will be limited to investments alongside unaffiliated parties until the Fund obtains co-investment exemptive relief. Accordingly, the above-referenced disclosure has been revised as follows in the Revised Registration Statement:

“The Fund will consider direct equity and/or debt co-investments in individual companies or assets alongside co-investment sponsors. In such cases, the co-investment sponsor will typically remain responsible for the ongoing management of the underlying company or asset. Co-investments normally allow for more targeted exposures and a quicker deployment of capital than Primaries. Individual co-investments may be sized smaller relative to more diversified Primaries and Secondaries because of their concentration risk. In the aggregate, however, depending upon the volume of co-investments available to the Fund, co-investments are expected to represent a relatively large allocation within the Fund, particularly early in the Fund’s life.

The Investment Company Act prohibits the Fund from making certain co-investments with affiliates unless it receives an order from the SEC permitting it to do so. The Fund and the Investment Adviser have applied for exemptive relief from the provisions of Sections 17(d) of the Investment Company Act to co-invest in certain privately negotiated investment transactions, but there is no assurance that the Fund and/or the Investment Adviser will receive such exemptive relief, and if they are not able to obtain the exemptive relief, the Fund will not be permitted to make certain co-investments.”

12.	Comment: In clauses (ii) and (iii), clarify the distinction between a “direct” investment in individual companies and a “primary” investment in companies.

Response: The Fund respectfully directs the Staff to the “INVESTMENT OBJECTIVE AND STRATEGIES – INVESTMENT STRATEGIES” section of the Prospectus, which defines both direct and primary investments. Primary Investments (or “Primaries”) are defined to include “commitments to newly established Private Funds that are generally closed-end funds, which only accept new commitments for a finite period of time.” Direct Investments (or “Directs”) are defined as “direct equity and/or debt investments in companies and assets.” As noted in the above-referenced section, Directs will typically be in the form of an investment in an operating or holding company executing a targeted strategy where the Investment Adviser or its investment partners may take a more active role in the ongoing management of such investments.

13.	Comment: In clause (v), the disclosure indicates that the Fund intends to hold “individual commodities.” Please harmonize with the disclosure on page 3 of the SAI regarding the Fund’s fundamental policy to invest in commodities. In addition, supplementally explain or disclose in a more tailored way:
●	how direct ownership of commodities will affect the Fund’s status as an investment company as well as RIC status under the Internal Revenue Code;
●	which individual commodities the Fund intends to invest in, including how they will be analyzed for investment purposes; and
●	how the commodities will be valued and custodied in accordance with applicable Investment Company Act requirements.

Response: The Fund confirms that it does not currently intend to invest in individual commodities, and accordingly, all references to investments in individual commodities have been removed from the Revised Registration Statement.

14.	Comment: The Fund’s definitions of the terms “infrastructure investments” and “natural resources investments” do not indicate any specified level of involvement in the stated industries. Please adopt a reasonable definition for these terms.

Response: The requested change has been made in the Revised Registration Statement.

Infrastructure (page 5)

15.	Comment: Clarify what the terms “capital assets investments” and “specialty infrastructure” mean.

Response: The Fund confirms that references to “capital assets investments” and “specialty finance infrastructure” have been removed from the Revised Registration Statement.

16.	Comment: Clarify what “infrastructure investments with ties to deglobalization and reshoring, such as controlled environment agriculture systems, supply chain logistics and specialty transportation” means.

Response: The requested change has been made in the Revised Registration Statement.

17.	Comment: Clarify what “investments in product and services opportunities associated with infrastructure sectors” means. Similarly, clarify what “investments in product and services opportunities associated with natural resource sectors” means on page 6.

Response: The requested change has been made in the Revised Registration Statement.

18.	Comment: The disclosure indicates that the Fund intends to borrow money through a credit facility or other arrangement to achieve its investment objective. Discuss in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

Response: As noted in the “Use of Leverage” section of the Prospectus, the Fund currently intends to use leverage primarily for financing the repurchase of its Shares or to otherwise provide the Fund with liquidity. The Fund may also utilize leverage to provide additional funds to support its investment activities, including by entering into credit agreements and other loan transactions with financial institutions, such as banks. The Fund may utilize leverage in the first year of operations and confirms that the estimated cost of leverage will be reflected in the fee table in a subsequent pre-effective amendment. The anticipated amount of leverage will also be reflected in the “Effects of Leverage” section of the Prospectus in the Revised Registration Statement.

Principal Risk Factors (page 9)

19.	Comment: The Principal Risk Factors section is 19 pages long.
●	As noted above, use plain English to clearly and concisely describe the risks being disclosed.
●	Please consider revising the risk factors to consolidate overlapping or similarly themed risks.
●	Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. [See ADI 2019-08 - Improving Principal Risks Disclosure.]
●	Please place risk factors that are not principal to the Fund’s investment strategy in a separate, appropriately-captioned section or the SAI. To the extent the context of a risk factor is not apparent from the Fund’s strategy (e.g., risks to which the Fund may be exposed indirectly through its investments in other funds), briefly indicate that context.

Response: The Fund notes that the Principal Risk Factors section has been re-ordered so that the risks most likely to adversely affect the Fund’s net asset value, yield and total return appear first. The remaining principal risk factors have been ordered alphabetically. The remaining requested changes have also been made in the Revised Registration Statement.

Recent Market Circumstances (page 10)

20.	Comment: The disclosure refers to the U.S. signaling “protectionist trade measures, relaxation of the financial industry regulations that followed the financial crisis, and/or reductions to corporate taxes.” Consider updating this disclosure.

Response: The above-referenced disclosure has been removed in the Revised Registration Statement.

Through-Put Risk (page 14)

21.	Comment: It is unclear how this risk differs from Demand and User Risk on page 13. Consider clarifying or consolidating. Eliminate unnecessary repetition of disclosure.

Response: The above-referenced risk disclosure has been removed from the Revised Registration Statement.

Subsidiaries (page 27)

22.	Comment: The disclosure indicates that the Fund may make investments through wholly-owned Subsidiaries.

(a)	Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the fund’s and the Subsidiary’s investment advisory agreements may be combined.
(b)	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.
(c)	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.
(d)	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.
(e)	To the extent any of the Subsidiaries are foreign entities, confirm supplementally that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
(f)	Confirm supplementally that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly- owned subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.
(g)	Disclose whether the fund currently intends to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the fund.

Response:

(a) Although there are currently no Subsidiaries in existence, the Fund understands and acknowledges the Staff’s comment with respect to any Subsidiaries utilized by the Fund in the future.

(b) The Fund confirms that the description of the Fund’s principal investment strategies and risks contained in the Revised Registration Statement will reflect the aggregate operations of the Fund and any Subsidiary, although there are currently no existing Subsidiaries.

(c) The Fund confirms that the financial statements of any Subsidiary will be consolidated with those of the Fund.

(d) The Fund so confirms.

(e) The Fund so confirms, to the extent any Subsidiary formed by the Fund will be a foreign entity.

(f) The Fund so confirms.

(g) The Fund confirms that it does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Interest Rate Risk (page 30)

23.	Comment: The disclosure states that “as of the date of this prospectus, certain interest rates are at or near historic lows.” As the interest rates have increased in recent months, this statement is no longer accurate. Please update to reflect the current interest rate environment.

Response: The above-referenced disclosure has been updated to reflect the current interest rate environment in the Revised Registration Statement.

Limits of Risk Disclosures (page 37)

24.	Comment: The disclosure states that the discussion is “not intended to be a complete enumeration of the risks involved.” Disclosure must be complete to the knowledge of the registrant. Delete this phrase. It is acceptable to acknowledge that some risks may be unknown.

Response: The requested change has been made in the Revised Registration Statement.

Part C: Other Information

Item 15. Financial Statements and Exhibits

25.	Comment: Please file the finalized exhibits once they are available.

Response: The Fund confirms that it will file finalized exhibits as they become available.

26.	Comment: The disclosure on page 42 states that the Fund’s By-Law provision regarding claims being brought in the State of Delaware excepts actions under the U.S. federal securities laws. However, the copy of the Fund’s by-laws filed as an exhibit to the registration statement does not appear to have such an exception. Please revise the provision in the by-laws to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders have to bring suit in an inconvenient and less favorable forum).

Response: The Fund confirms that the by-laws have been revised accordingly and that the form of amended and restated by-laws have been filed with the Revised Registration Statement. The Fund respectfully directs the Staff to the following disclosure in the Registration Statement, which discloses the corresponding risks of the exclusive forum provision: “The designation of exclusive jurisdictions may make it more expensive for a Shareholder to bring a suit than if the Shareholder were permitted to select another jurisdiction. Also, the designation of exclusive jurisdictions and the waiver of jury trials limit a Shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more convenient and favorable to the Shareholder.”

Signatures

27.	Comment: We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

Response: The Fund confirms that a subsequent amendment will satisfy the signature requirements of Section 6(a) of the 1933 Act prior to seeking effectiveness.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1872.

*****

Sincerely,

Kellilyn Greco